FindEx.com, Inc.
18151 LAFAYETTE AVE
ELKHORN, NE 68022
TELEPHONE: 402.333.1900
TELEFAX: 402.778.5763

By Electronic Filing and US Mail
                    June 10, 2014

Mr. David W. Edgar, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	FindEx.com, Inc.
Item 4.01 Form 8-K
Filed May 30, 2014
File No. 000-29963

Dear Mr. Edgar:

In connection with the May 30, 2014 filing of Form 8-K, Item 4.01 for our company, please note the following response below to the comments contained in your letter dated June 5, 2014.

Item 4.01

Comment 1:

Please amend your Form 8-K to state whether during the two most recent fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of such disagreements in connection with its report. In this regard, your disclosure does not include fiscal year 2012. Refer to Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as exhibit to your Form 8-K/A.

Response:

I refer you to page 1 of Amendment No. 1 to the Form 8-K filed concurrently and in connection herewith.  Disclosures within the amended information statement have been updated as applicable.

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In connection with this response, we acknowledge the following:

•	FindEx.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	FindEx.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that you find the response herein to your comments satisfactory in both form and substance.  Please feel free to call me to discuss any questions, issues, or additional comments or requests.  In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Very truly yours,

/s/ Steven Malone
Steven Malone
Chief Executive Officer

cc:           Michael Membrado